                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934

                                 ASTRO-MED, INC.
                                 ---------------
                                (Name of Issuer)

                          Common Stock, $.05 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    04638F10
                                    --------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                      [  ]   Rule 13d-1(b)
                      [  ]   Rule 13d-1(c)
                      [x ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                 (A fee is not being paid with this statement.)

         1)       Name of Reporting Person.          Albert W. Ondis
                                             --------------------------

         2)       Check the Appropriate box if a Member of a Group (See Instructions)

         (a)    [ ]
         (b)    [ ]

         3)       SEC Use Only......................................

         4)       Citizenship or Place of Organization.       United States
                                                         ------------------

Number of              (5)     Sole Voting Power:  1,652,166*
Shares Bene-                                       ----------
ficially
Owned By               (6)     Shared Voting Power:  3,237
Each Report-                                         -----
ing Person
With                   (7)     Sole Dispositive Power:  1,652,166
                                                        ---------

                       (8)     Shared Dispositive Power:  3,237
                                                          -----

         9)       Aggregate Amount Beneficially Owned by Each Reporting Person.  1,655,403
                                                                                 ---------

        10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

                  28,167 shares held in the Albert W. Ondis Irrevocable Trust, Jacques V. Hopkins Trustee
                  ---------------------------------------------------------------------------------------

        11)      Percent of Class Represented by Amount in Row 9. 29.5% (based on 5,282,854 shares outstanding and assumes
                                                                  --------------------------------------------------------
                conversion of all options exercisable within 60 days).
                ------------------------------------------------------

         12)      Type of Reporting Person (See Instructions). IN
                                                               --

--------
* Includes 334,400 shares of common stock issuable upon exercise of currently exercisable options.

Item 1(a).        Name of Issuer.
                  --------------
                  Astro-Med, Inc. (ALOT)

Item 1(b).        Address of Issuer's Principal Executive Offices.
                  -----------------------------------------------
                  600 East Greenwich Avenue, West Warwick, RI 02893

Item 2(a).        Name of Person Filing.
                  ---------------------
                  Albert W. Ondis

Item 2(b).        Address of Principal Business Office.
                  ------------------------------------

                  Astro-Med Industrial Park, 600 East Greenwich Avenue, West Warwick, RI  02893

Item 2(c).        Citizenship.
                  -----------
                  United States

Item 2(d).        Title of Class of Securities.
                  ----------------------------
                  Common Stock, $.05 par value

Item 2(e).        CUSIP Number.
                  ------------
                  04638F10

Item 3.
                  Not applicable

Item 4.           Ownership.
                  ---------
                  (a)      Amount Beneficially Owned.
                           -------------------------

                           1,099,944 shares are held directly
                           334,400 shares are held subject to exercisable options
                           3,237 shares are held indirectly under employee stock ownership plan
                           217,822 shares are held as Trustee of trusts of which Mr. Ondis' children are beneficiaries

                    Mr.  Ondis,   pursuant  to  Rule  13d-4,   hereby  expressly
                    disclaims  beneficial ownership of 28,167 shares held in the
                    Albert  W.  Ondis  Irrevocable  Trust,  Jacques  V.  Hopkins
                    Trustee.

                  (b) Percent of Class.
                      ----------------

     The shares of Common Stock  beneficially owned by Mr. Ondis represent 29.5%
of the  issued  and  outstanding  common  stock  (based  upon  5,282,854  shares outstaqnding and assumes exercise of exercisable options).

                  (c) Number of shares of Common Stock as to which Mr.
     Ondis has:

                           (i)      sole power to vote or to direct the vote:  1,652,166*
                                                                               ----------

                           (ii)     shared power to vote or to direct the vote: 3,237
                                                                                -----

                           (iii)    sole power to dispose or to direct the disposition of:  1,652,166*
                                                                                            ----------

                           (iv)     shared power to dispose or to direct the disposition of:  3,237
                                                                                              -----

Item 5.           Ownership of Five Percent or Less of a Class.
                  --------------------------------------------
                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.
                  ---------------------------------------------------------------
                  Not applicable.

------------------------
* Includes 334,400 shares of common stock issuable upon currently exercisable options.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on
                  --------------------------------------------------------------------------------------------------
By the Parent Holding Company or Control Person.
-----------------------------------------------
                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.
                  ---------------------------------------------------------
                  Not applicable.

Item 9.           Notice of Dissolution of Group.
                  ------------------------------
                  Not applicable.

Item 10.          Certification.
                  -------------
                  Not applicable.

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Date:    February 8, 2005                        /s/ Albert W. Ondis
                                                   --------------------------
                                                     Albert W. Ondis